      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000
 -------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------
                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. )

                  DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
                                (Name of Issuer)

                  DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
                        (Name of Person Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    245915103

                      (CUSIP Number of Class of Securities)

                         Eric E. Miller, Esq., Secretary
                  Delaware Group Dividend and Income Fund, Inc.
                               2005 Market Street
                        Philadelphia, Pennsylvania 19103
                                  800-523-1918
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                              ---------------------
                            CALCULATION OF FILING FEE

  ---------------------------------------------------------------------------
TRANSACTION VALUATION $17,826,522 (a)    AMOUNT OF FILING FEE: $3,565.30 (b)
   ---------------------------------------------------------------------------

(a) Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 1,430,700 shares of Common Stock of Delaware Group Dividend and Income Fund, Inc. by $12.46, the Net Asset Value per share as of 4:00 p.m. May 25, 2000.

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(b)      Calculated as 1/50 of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: _________________________________________________
Form or Registration No.: _______________________________________________
Filing Party: ___________________________________________________________
Date Filed: _____________________________________________________________

 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                EXPLANATORY NOTE

         Copies of the Offer to Purchase, dated June 1, 2000, and the Letter of Transmittal, among other documents, have been filed by Delaware Group Dividend and Income Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement, pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Schedule"). Unless otherwise indicated, all material incorporated herein by reference into this Schedule in response to items or sub-items of this
Schedule is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information provided under those captions as being incorporated in response thereto.

ITEM 1.  SUMMARY TERM SHEET.

         Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Delaware Group Dividend and Income Fund, Inc., a diversified, closed-end management investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 1818 Market Street, Philadelphia, Pennsylvania 19103-3862. The telephone number is (800) 523-1918.

         (b) The title of the subject class of equity securities described in the offer is shares of Common Stock, par value $0.01 per share (the "Shares"). As of May 25, 2000 there were 14,307,000 Shares issued and outstanding.

         (c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of 4:00 p.m. on the last day of each of the Fund's fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the past two fiscal years (as well as the first fiscal quarter of 2000), see Section 8. "Price Range of Shares" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Delaware Group Dividend and Income Fund, Inc. (previously defined as the "Fund"), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and organized as a Maryland corporation. The principal executive offices of the Fund are located at 1818 Market Street, Philadelphia, Pennsylvania 19103-3862. The telephone number is (800) 523-1918. The filing person is the subject company. The members of the Board of Directors of the Fund and their addresses are as follows: Wayne A. Stork, Philadelphia, Pennsylvania; Walter P. Babich, King of Prussia, Pennsylvania; David K. Downes, Philadelphia, Pennsylvania; John H. Durham, Horsham, Pennsylvania; Anthony D. Knerr, New York, New York; Ann R. Leven, New York, New York; Thomas F. Madison, Minneapolis, Minnesota; Charles E. Peck, Fredericksburg, Virginia; and Jan L. Yeomans, St. Paul, Minnesota. Messrs. Stork and Downes are considered "interested persons" of the Fund as that term is defined in the 1940 Act because they are affiliated with the investment adviser of the Fund.

                                       3
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         The executive officers of the Fund and their addresses are as follows:
David K. Downes, President/Chief Executive Officer, Philadelphia, Pennsylvania; Richard J. Flannery, Executive Vice President/General Counsel, Philadelphia, Pennsylvania; H. Thomas McMeekin, Executive Vice President/Chief Investment Officer, Fixed Income, Philadelphia, Pennsylvania; Eric E. Miller, Senior Vice President/Secretary, Philadelphia, Pennsylvania; Richard G. Unruh, Jr., Executive Vice President/Chief Investment Officer, Equity, Philadelphia, Pennsylvania; Joseph H. Hastings, Senior Vice President/Corporate Controller, Philadelphia, Pennsylvania; Michael P. Bishof, Senior Vice President/Treasurer, Philadelphia, Pennsylvania; and Lisa Brinkley, Senior Vice President/Compliance Director, Philadelphia, Pennsylvania.

         Correspondence to the Directors and executive officers of the Fund should be mailed to c/o Delaware Group Dividend and Income Fund, Inc., 1818 Market Street, Philadelphia, Pennsylvania 19103.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The Fund's Board of Directors has determined to commence an offer to purchase up to 10%, or 1,430,700 Shares of the Fund's issued and outstanding Common Stock. The offer is for cash at a price equal to the Fund's net asset value ("NAV") as of 4:00 p.m., New York City time, on June 30, 2000, or such later date after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

         A copy of the Offer to Purchase and the Letter of Transmittal to Holders of Common Stock is attached hereto as Exhibit (a)(1)(i) and Exhibit
(a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the consideration offered to shareholders, the expiration date, extending the Offer and the Fund's intentions in the event of oversubscription, see Section 1. "Price; Number of Shares; Service Fee" and
Section 15. "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase. For information on the procedures for tendering Shares and withdrawing securities tendered, and the manner in which securities will be accepted for payment, see Section 2. "Procedure for Tendering Shares," Section
3. "Withdrawal Rights" and Section 4. "Payment for Shares" in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2. "Procedure for Tendering Shares," Section 10. "Certain Effects of the Offer" and Section 14. "Certain U.S. Federal Income Tax Consequences" in the Offer to Purchase.

         (b) The Fund has been informed that no Directors, officers or affiliates (as the term "affiliate" is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended ("Exchange Act")) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Director or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Reference is hereby made to Section 9. "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and
Section 16. "Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement, or understanding, whether or not legally enforceable, between the Fund (including any of the Fund's executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

                                       4
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ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(c) Reference is hereby made to Section 6. "Purpose of the Offer,"
Section 7. "Plans or Proposals of the Fund," Section 10. "Certain Effects of the Offer" and Section 11. "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference. The Shares acquired by the Fund will become treasury shares and will be available for issuance by the Fund without further shareholder action (except as required by applicable law or the rules of national securities exchanges on which Shares are listed). To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will be first derived from cash on hand, and then from the proceeds from the sale of portfolio securities held by the Fund. With respect to the management of the Fund, H. Thomas McMeekin has announced his intention to resign from his positions with the Fund. As a result, it is expected that Mr. McMeekin will not be reappointed to his positions with the Fund at the Board of Directors' upcoming June 15, 2000 meeting. It is also expected that William E. Dodge will be proposed to be appointed as an Executive Vice President of the Fund and the Fund's Chief Investment Officer, Equity, and that Richard G. Unruh, Jr. will be proposed to be appointed as an Executive Vice President of the Fund and the Fund's Chief Investment Officer, Fixed Income. Except as set forth above, the Fund has no plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (iv) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer of the Fund; (v) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by
Section 13 of the 1940 Act; (vi) any class of equity securities of the Fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or
(viii) the suspension of the Fund's obligation to file reports pursuant to
Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Fund, or the disposition of the securities of the Fund; or (x) any changes in the Fund's charter, by-laws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) Reference is hereby made to Section 11. "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (d)      Not applicable.

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ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) Reference is hereby made to Section 9. "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund's records and upon information provided to the Fund by its Directors, executive officers and affiliates (as such term is used in the Exchange Act), to the best of the Fund's knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director or affiliate (as such term is used in the Exchange Act) of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)(1) Reference is hereby made to Section 9. "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

         (a)(2)-(5)        Not applicable.

         (b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.


                                       6

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ITEM 12.  EXHIBITS.

         (a)(1)(i) Letter to Shareholders from the President of the Fund and Offer to Purchase.
         (a)(1)(ii)     Letter of Transmittal to Holders of Common Stock.
         (a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
         (a)(1)(iv) Letter to Clients and Client Letter of Instructions to Holder of Record of Client Shares.
         (a)(1)(v)      Notice of Guaranteed Delivery.
         (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(2)         Not applicable.
         (a)(3)         Not applicable.
         (a)(4)         Not applicable.
         (a)(5)         Press Release dated May 15, 2000.*
         (b)            Not applicable.
         (d)(1) Form of Depositary Agreement between the Fund and ChaseMellon Shareholder Services, L.L.C. dated as of May 26, 2000.
         (d)(2) Form of the Information Agent Letter Agreement with ChaseMellon Shareholder Services, L.L.C. dated May 22, 2000.
         (d)(3) Investment Management Agreement with Delaware Management Company dated January 1, 1999.
         (d)(4) Form of Transfer Agency Agreement with ChaseMellon Shareholder Services, L.L.C. dated March 18, 1993.
         (d)(5) Fund Administration and Accounting Agreement with Delaware Service Company, Inc. dated July 1, 1998.
         (d)(6) Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996, as amended November 20, 1997.
         (g)            Not applicable.
         (h)            Not applicable.
----------------------
* Previously filed on Schedule TO via EDGAR on May 15, 2000.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.


                            /s/ Eric E. Miller
                            --------------------------------------
                            Eric E. Miller
                            Senior Vice President and Secretary

June 1, 2000

                                       7
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                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
-------                             -----------
(a)(1)(i) Letter to Shareholders from the President of the Fund and Offer to Purchase.
(a)(1)(ii)     Letter of Transmittal to Holders of Common Stock.
(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv) Letter to Clients and Client Letter of Instructions to Holder of Record of Client Shares.
(a)(1)(v)      Notice of Guaranteed Delivery.
(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)         Not applicable.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)         Press Release dated May 15, 2000.*
(b)            Not applicable.
(d)(1) Form of Depositary Agreement between the Fund and ChaseMellon Shareholder Services, L.L.C. dated as of May 26, 2000.
(d)(2) Form of the Information Agent Letter Agreement with ChaseMellon Shareholder Services, L.L.C. dated May 22, 2000.
(d)(3) Investment Management Agreement with Delaware Management Company dated January 1, 1999.
(d)(4) Form of Transfer Agency Agreement with ChaseMellon Shareholder Services, L.L.C. dated March 18, 1993.
(d)(5) Fund Administration and Accounting Agreement with Delaware Service Company, Inc. dated July 1, 1998.
(d)(6) Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996, as amended November 20, 1997.
(g)            Not applicable.
(h)            Not applicable.

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* Previously filed on Schedule TO via EDGAR on May 15, 2000.

                                       8